PE 12/22/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

JAN 21 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE


15008714

January 21, 2016

Tiffany R. Benjamin
Eli Lilly and Company
benjamin_tiffany_r@lilly.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-21-16

Re: Eli Lilly and Company
Incoming letter dated December 22, 2015

Dear Ms. Benjamin:

This is in response to your letter dated December 22, 2015 concerning the shareholder proposal submitted to Lilly by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 12, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 21, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eli Lilly and Company
Incoming letter dated December 22, 2015

The proposal requests that the board review the company's guidelines for selecting countries / regions for its operations and issue a report. The proposal further provides that the report should identify the company's criteria for investing in, operating in and withdrawing from high-risk regions.

We are unable to concur in your view that Lilly may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Lilly may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

January 12, 2016

Via email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Tiffany Benjamin on behalf of Eli Lilly and Company (the "Company") dated December 22, 2015, which requests that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2016 proxy materials for its 2016 annual shareholder meeting.

RESPONSE TO ELI LILLY'S CLAIMS

Our Proposal asks the Board of Directors to conduct a simple review of the Company's guidelines for selecting its geographical operations – specifically those in high-risk regions with a history of human rights abuses – and to issue a report. Our request is clear and concise. The Company claims that it cannot possibly discern what our Proposal means because it does not know what we mean by "high-risk" regions. However, the Proposal clearly spells this out in plain English. Furthermore, the Staff has already ruled that a nearly identical shareholder proposal was not impermissibly vague under Rule 14a-8(i)(3).

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2016 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

Section I. As Our Proposal Uses Clearly Understandable Terms to Request a Report on Company Operations in High-Risk Regions with a History of Human Rights Abuses, It is Not Eligible for Rule 14a-8(i)(3) Exclusion

Under Rule 14a-8(i)(3), a proposal can be excluded if "the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (September 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

For the following reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(3).

The Company feigns confusion with the English language in a strained attempt to claim that it cannot understand our Proposal.[1] The entire crux of the Company's argument is that we do not provide it with a definition of "high-risk" regions. Of course we do. High-risk regions, as clearly spelled out in our Proposal, are those regions with a history of human rights abuses.

Our Proposal requests that the Company issue a report that "identif[ies] Lilly's criteria for investing in, operating in and withdrawing from high-risk regions." The whereas portion of our Proposal contains four paragraphs that easily rectify the Company's confusion.

They are as follows:

- Paragraph 1: "Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue." The opening sentence of the Proposal signals that our focus is on human rights.

[1] It is worth noting that we submitted essentially identical proposals to Apple and General Electric as the one that we sent to Eli Lilly. Neither of those companies had any issue understanding the terms or requests in those proposals. Eli Lilly's confusion is its own and it is unwarranted. Apple clearly understood the proposal and simply argued that it contravened Rule 14a-8(i)(7). The Staff rejected Apple's no-action request, and said that our proposal focused on the significant policy issue of human rights. *See Apple Inc.* (avail. December 14, 2015). General Electric also argued that the proposal contravened Rule 14a-8(i)(7) and further argued that it had implemented the proposal to satisfy the strictures of Rule 14a-8(i)(10). General Electric surely understood the proposal to argue that it had implemented it. The Staff has yet to rule on this issue.

- Paragraph 2: "Company operations in *high-risk regions with poor human rights records* risk damage to Eli Lilly's reputation and shareholder value." (Emphasis added). This sentence clears up all of the Company's contrived confusion. The Proposal clearly states that the central goal of the Proposal is a report on "operations in high-risk regions" which means regions with "poor human rights records."

- Paragraph 3: "Lilly has had a business relationship with Iran – a state sponsor of terrorism with an abysmal human rights record. The Company also previously had a business relationship with Iraq and Sudan." This paragraph provides examples of operations in high-risk regions. This is a very common writing technique – stating a general idea, and then listing an example. The second paragraph indicates that there may be an issue with the Company's operations in certain high-risk regions. The third paragraph identifies examples of such regions.

- Paragraph 4: "These nations have questionable human rights records as it relates to suffrage, women's rights and gay rights." This paragraph builds on paragraph three and shows some of the human rights abuses that have been committed in the previously identified high-risk regions.

Proper English construction often starts with a broad statement then narrows to the more specific. This is an easy way for the reader to obtain a clear message. The four paragraphs of the Proposal's whereas section clearly spell out the issue in just this manner. Any student with a middle school reading level would clearly identify the topic of the Proposal and what the requested report would entail. Such a student reading our Proposal would also understand that high-risk regions mean those that have a history of human rights abuses.

Following the whereas clauses, our Proposal proceeds to ask for a report on the Company's choice of regional operations that would clearly identify "Lilly's criteria for investing in, operating in and withdrawing from high-risk regions." And if such a review were to find that the Company lacks clear criteria on this issue, the first sentence of the Proposal's supporting statement suggests that the Company "consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations."

Each section of a shareholder proposal is not to be read in a vacuum. Rather, the Staff evaluates proposals in their entirety. *See generally*, Staff Legal Bulletin No. 14C (CF) (June 28, 2005) ("SLB 14C"). When read as one complete document, the language contained within the four corners of our Proposal is clear and concise. The Company's contrived mystification with the English language is transparent and mocks the entire Rule 14a-8 no-action process.

For the above reasons, we urge the Staff to find that our Proposal may not be omitted under Rule 14a-8(i)(3).

Section II. The Staff has Already Ruled that a Shareholder Proposal, Which is Substantially Similar to Our Proposal, Was Clear and Concise and Not Excludable Under Rule 14a-8(i)(3)

Our Proposal is nearly identical to the one in *Chevron Corp.* (avail. March 24, 2009), which the Staff upheld over a Rule 14a-8(i)(3) exemption request. The resolved section of the *Chevron* proposal stated:

> The shareholders request that the Board prepare a report by November 2008, prepared as reasonable cost and omitting proprietary information, on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and our company's reputation.

Similarly, the resolved section of our Proposal states:

> The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Lilly's criteria for investing in, operating in and withdrawing from high-risk regions.

The *Chevron* proposal focused on that company's choice of geographical operations in regards to environmental safety of those regions. Similarly, our Proposal focuses on the Company's choice of geographical operations in high-risk regions with a history of human rights abuses.

The *Chevron* proposal also followed the same exact pattern as our Proposal. The whereas section spelled out certain examples of that company's operations in regions where its environmental record was lacking. It juxtaposed those locations and instances with company statements regarding environmental stewardship. Then, in the supporting statement, the *Chevron* proposal noted that "[w]e believe that Chevron's record to date demonstrates a gap between its international environmental aspirations and its performance... This requested report would play a role in illuminating and addressing the factors accounting for this gap."

Our Proposal highlights Company operations in high-risk regions with a history of human rights abuses. It then juxtaposes those instances with certain Company statements that promote the Company's supposed support for human rights. Finally, it concludes with an appeal for a congruency analysis to square the difference. Similar to the *Chevron* proposal, our Proposal states, "[t]he proponent believes that Lilly's record to date demonstrates a gap between its lofty rhetoric and its performance. The requested report would play a role in illuminating and addressing the factors accounting for this gap."

Despite the company's protestations, the Staff denied Chevron's no-action request stating: "We are unable to concur in your view that Chevron may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Chevron may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3)." *Chevron Corp.* (avail. March 24, 2009). In fact, Chevron had a much more logical argument for Rule 14a-8(i)(3) exclusion than Eli Lilly has offered.

The proposal in *Chevron* talked equally about Chevron's poor environmental actions in certain regions as it did about Chevron's stance on certain countries' environmental laws. To wit, Chevron noted that the phrase "their adequacy" contained in the proposal's resolved section could logically be read to mean either the adequacy of the host country laws and regulations or the adequacy of Chevron's environmental polices and procedures. Despite this potential double meaning, the Staff still rejected the company's argument that the proposal was vague. Our Proposal suffers from no such confusion.

Eli Lilly's only complaint is over the phrase "high-risk." There can be no confusion about that phrase. "High-risk" refers to geographic regions. And there is no confusion, as discussed thoroughly above, that high-risk regions mean those areas with a history of human rights abuses.

Consistency dictates that the Staff should allow our Proposal as it allowed a substantially similar proposal in *Chevron*.

Section III. Conclusion

Based upon the above analysis, we respectfully request that the Staff find that our Proposal may not be omitted under Rule 14a-8(i)(3).

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Eli Lilly's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-507-6398 or email me at JDanhof@nationalcenter.org.

Sincerely,



Justin Danhof, Esq.

cc: Tiffany Benjamin, Eli Lilly and Company

www.lilly.com

Lilly

Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Phone 317 276 2000

December 22, 2015

VIA E-MAIL: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of the National Center for Public Policy Research

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Eli Lilly and Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from the National Center for Public Policy Research (the "Proponent").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter to the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the proposal from the 2014 proxy materials. Likewise, we take this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be provided concurrently to the undersigned on behalf of the Company.

The Proposal

The Proposal states:

> **RESOLVED:** The proponent requests the Board review the Company's guidelines for selecting countries/regions for its operations and issue a report, at reasonable expense

excluding any proprietary information, to shareholders by December 2016. The report should identify Lilly's criteria for investing in, operating in and withdrawing from high-risk regions.

The Proposal's "Whereas" clause states that "Company operations in high-risk regions with poor human rights records risk damage to Eli Lilly's reputation and shareholder value" and that certain nations in which the Company purportedly does business "have questionable human rights records as it relates to suffrage, women's rights and gay rights." The Supporting Statement further indicates "If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as *Exhibit A*.

Basis for Exclusion

We hereby respectfully request that the Staff concur in our view that the Proposal properly may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague and indefinite so as to be inherently misleading.

Analysis

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC, 287 F.2d 773, 781* (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

The Staff has on numerous occasions concurred in the exclusion of stockholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that stockholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. For example, in *Puget Energy, Inc.* (avail. Mar. 7, 2002), the Staff concurred in the exclusion of a stockholder proposal under Rule 14a-8(i)(3) where the proposal requested that the company's board of directors implement "a policy of improved corporate governance" and included a broad array of unrelated topics that could be covered by such a policy. *See also The Home Depot, Inc.* (avail. Mar. 12, 2014, *recon. denied* Mar. 27, 2014) (concurring in the exclusion of a proposal where the proponent failed to define the key term "benchmark objective footprint information" because "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Berkshire Hathaway Inc.* (avail. Jan. 31, 2012) (concurring in the exclusion of a proposal that specified company personnel "sign off [by] means of an electronic key ... that they ... approve or disapprove of [certain] figures and policies" because it did not "sufficiently explain the meaning of 'electronic key' or "figures and policies"); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3), noting "that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Electric Co.* (Feb. 10, 2011) (same); *The Allstate Corp.* (avail. Jan. 18, 2011) (same).

As in the foregoing precedents, the Proposal fails to define a critical term by requesting the publication of a report detailing the Company's criteria for deciding to invest in, operate in, and withdraw from "high-risk regions." The term "high-risk regions" is central to the Proposal. Indeed, it purports to define the scope of the report itself by identifying the regions of the world to be covered within the report. Because the term "high-risk regions" is undefined in the report and lacks an ordinary meaning, however, "neither the stockholders voting on the [P]roposal, nor the Company in implementing the [P]roposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the [P]roposal requires." SLB 14D.

The "Whereas" clause and Supporting Statement offer little clarification on this point, as they refer only to "certain regions," "nations [with] questionable human rights records as it relates to suffrage, women's rights and gay rights," "high-risk regions with poor human rights records" and "areas where the government has engaged in systematic human rights violations." These vague terms and phrases, however, do nothing to clarify the uncertainty regarding the scope of the report, as there is no indication upon which authority the Company should rely in determining what constitutes a "region," a "questionable" or "poor" human rights record, "systematic" engagement in human rights violations, or indeed some other unspecified "high risk." Given the breadth of the Company's operations, the failure to define "high-risk regions" in the Proposal or to clarify the opaque terms in the "Whereas" Clause and Supporting Statement is problematic. As one of the world's leading pharmaceutical companies, the Company has approximately 41,000 employees worldwide and markets its products in approximately 120 countries, directly and/or through suppliers and distributors. Accordingly, the vagueness of the term "high-risk regions" leaves both stockholders and the Company without an understanding of the action sought by the Proposal.

Moreover, while the Proposal's "Whereas" clause and Supporting Statement make passing reference to Iran, Iraq and Sudan, nothing in the Proposal, the "Whereas" clause or the Supporting Statement indicates whether the Proponent intends those countries to constitute, in whole or in part, the "high-risk regions" to be included in the Company's report. On one hand, these country references could suggest that the term "high-risk regions" means that the report should refer only to these countries (to the extent applicable). On the other hand, however, the ambiguous references in the Proposal's "Whereas" clause and Supporting Statement could indicate that the report should encompass a much larger group of countries. The Proposal's reference to "regions where homosexual behavior is actually criminalized" is similarly ambiguous. Absent further clarification, the language "may be subject to differing interpretations," a circumstance in which the Staff has previously permitted exclusion of a proposal. *See, e.g., Danaher Corp.* (Feb. 16, 2012) (concluding that a proposal may be excluded because it set forth two inconsistent alternative requirements for implementation but failed to provide guidance on resolution of the ambiguities).

The Proposal is distinguishable from no-action requests seeking to omit shareholder proposals that would require companies to implement procedures or report to shareholders regarding human rights issues where the Staff has declined to find the terms of the proposal impermissibly vague and indefinite. In those instances, the proposals either clearly identified the country where the proposal requested the company to take action or employed terms that had an ordinary meaning. For instance, in *The Gap, Inc.* (avail. Mar. 15, 2012), a proposal requested that the company's board of directors "institute phased procedures for Gap Inc. to end trade partnerships with Sri Lanka, until the Government of Sri Lanka ceases human rights violations." In a discussion following the proposal itself, the proposal referred to the company's taking "corrective actions to address existing investments in other countries that are associated with" human rights violations. In this context, the Staff did not agree with the company's argument that reference to "other countries . . . associated with" human rights violations rendered the proposal itself vague or indefinite. The Staff similarly declined to permit exclusion on the basis of Rule 14a-8(i)(3) in *JP Morgan Chase & Co.* (avail. Mar. 8, 2011) where the proposal requested that the company "institute transparent procedures to prevent holding investments in companies that, in management's judgment, substantially contribute to genocide or crimes against humanity." As explained by the shareholder in opposition to the company's no-action letter request, the terms being challenged had a "common sense definition." Here, unlike in *The Gap, Inc.* and *JP Morgan Chase & Co.*, the term "high-risk regions" lies at the heart of the Proposal itself, as the scope of the report turns on the meaning of the term, and lacks a "common sense definition." Accordingly, the Proposal is impermissibly vague and indefinite and therefore excludable under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, or should you require any additional information in support of our position, we would welcome the opportunity to discuss these matters with you as you prepare your response.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to Keir Gumbs at kgumbs@cov.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (317) 433-2588, or Keir at (202) 662-5500.

Sincerely,



Tiffany R. Benjamin
Assistant Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
U.S.A.

Enclosures

cc: Justin Danhof, National Center for Public Policy Research
Keir Gumbs, Covington & Burling, LLP

Exhibit A



Via FedEx

November 19, 2015

Mr. James B. Lootens
Corporate Secretary
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285

Dear Mr. Lootens.

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Eli Lilly (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Eli Lilly stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2016 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 20 F Street NW, Suite 700, Washington, DC 20001 and emailed to JDanhof@nationalcenter.org.

Sincerely,

Justin Danhof, Esq.

Enclosure: Shareholder Proposal

Human Rights Review – High-Risk Regions

Whereas, the Securities and Exchange Commission has consistently recognized that human rights constitute a significant policy issue.

Company operations in high-risk regions with poor human rights records risk damage to Eli Lilly's reputation and shareholder value.

Lilly has had a business relationship with Iran – a state sponsor of terrorism with an abysmal human rights record. The Company also previously had a business relationship with Iraq and Sudan.

These nations have questionable human rights records as it relates to suffrage, women's rights and gay rights.

Resolved: The proponent requests the Board review the Company's guidelines for selecting countries / regions for its operations and issue a report, at reasonable expense excluding any proprietary information, to shareholders by December 2016. The report should identify Lilly's criteria for investing in, operating in and withdrawing from high-risk regions.

Supporting Statement: If the Company chooses, the review may consider developing guidelines on investing or withdrawing from areas where the government has engaged in systematic human rights violations.

In its review and report, the Company might also consider a congruency analysis between its stated corporate values and Company operations in certain regions, which raises an issue of misalignment with those corporate values, and stating the justification for such exceptions.

For example, our Company bashed a state-level religious freedom law as "bad for Indiana and for business." In doing so, the Company aligned itself with an anti-religious movement that falsely claims religious freedom laws are masks for anti-homosexual bigotry. Yet, the Company has done business in regions where homosexual behavior is actually criminalized. These two positions are incongruous.

Additionally, on its website, the Company boasts about its commitment to women and diversity. However, the Company has done business in Iran where women are treated as second-class citizens. These two positions are incongruous.

The proponent believes that Lilly's record to date demonstrates a gap between its lofty rhetoric and its performance. The requested report would play a role in illuminating and addressing the factors accounting for this gap.